SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of _____ August _____, 2002

MAGNA INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

337 Magna Drive, Aurora, Ontario L4G 7K1
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ____   Form 40-F _XX_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No _XX_

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNA INTERNATIONAL INC. (Registrant)

By: ___/s/ J. Brian Colburn_____
        J. Brian Colburn
        Executive Vice-President, Special Projects and Secretary

Date: August 7, 2002

EXHIBITS

Exhibit 1   Press release issued August 7, 2002 in which the Registrant announced its financial results for the second quarter and six month period ended June 30, 2002, provided guidance for the third quarter and full fiscal year and declared its quarterly dividend in the amount of U.S.$0.34 per Class A Subordinate Voting Share and Class B Share.

The Registrant also announced its intention to purchase for cancellation up to 3,250,000 of its Class A Subordinate Voting Shares (subject to an aggregate maximum of U.S. $200 million) pursuant to a normal course issuer bid accepted by The Toronto Stock Exchange and the New York Stock Exchange. The bid will commence on August 12, 2002 and end on August 11, 2003.

EXHIBIT 1



Magna International Inc.

337 Magna Drive
Aurora, Ontario L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7164

PRESS RELEASE

<u>MAGNA ANNOUNCES RECORD SECOND QUARTER AND YEAR TO DATE RESULTS FROM OPERATIONS</u>

August 7, 2002, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG.A, MG.B; NYSE: MGA) today reported sales, profits and earnings per share for the second quarter and six month period ended June 30, 2002.

	SIX MONTHS ENDED		THREE MONTHS ENDED	
	June 30, 2002	**June 30, 2001**	**June 30, 2002**	**June 30, 2001**
Sales	$ 6,394	$ 5,680	$ 3,273	$ 2,817
Net income [1]	$ 312	$ 357 [3]	$ 159	$ 213 [3]
Net income from operations [2]	$ 323	$ 303 [4]	$ 170	$ 159 [4]
Diluted earnings per share [1]	$ 3.33	$ 3.81 [3]	$ 1.63	$ 2.24 [3]
Diluted earnings per share from operations [2]	$ 3.45	$ 3.21 [4]	$ 1.81	$ 1.64 [4]

(1) Net income and diluted earnings per share have been prepared in accordance with Canadian Generally Accepted Accounting Principles ["Canadian GAAP"]

(2) Net income from operations for the six months and three months ended June 30, 2002 is based on net income but excludes an ownership dilution loss of $11 million from public subsidiary share issuances. Diluted earnings per share from operations for the six months and three months ended June 30, 2002 is based on diluted earnings per share and calculated using 90.8 million and 91.0 million diluted shares outstanding, respectively, but excludes the ownership dilution loss described above and an $11 million charge to retained earnings related to foreign exchange on the redemption of the 4.875% Convertible Subordinated Debentures.

Net income from operations and diluted earnings per share from operations for the six months and three months ended June 30, 2001, are based on net income and diluted earnings per share, respectively, but exclude other income (net of related taxes) of $42 million ($0.47 per share) realized on Magna's ownership dilutions from public subsidiary share issuances and a future income tax recovery of $12 million ($0.13 per share) related to the reduction of enacted income tax rates in Canada.

For more information see notes 4, 5 and 6 to the Second Quarter Consolidated Financial Statements attached.

(3) Net income has been restated due to an accounting policy change related to foreign currency translation, as required by the new recommendations of The Canadian Institute of Chartered Accountants ["CICA"]. The impact of the new recommendations on the Company's consolidated statement of income for the six months and three months ended June 30, 2001 was to increase net income by $1 million and $4 million, respectively. For more information see note 2 to the Second Quarter Consolidated Financial Statements attached.

(4) In accordance with new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. If goodwill and indefinite life intangible assets had not been amortized during the six months ended June 30, 2001, net income from operations and diluted earnings per share from operations would have increased by $9 million and $0.10, respectively. If goodwill and indefinite life intangible assets had not been amortized during the three months ended June 30, 2001, net income from operations and diluted earnings per share from operations would have increased by $5 million and $0.05, respectively. For more information see notes 2 and 3 to the Second Quarter Consolidated Financial Statements attached.

All results are reported in millions of U.S. dollars, except per share figures.

THREE MONTHS ENDED JUNE 30, 2002

The Company posted record sales of $3.3 billion for the second quarter ended June 30, 2002, an increase of 16% over the second quarter of 2001. The higher sales level in the second quarter of 2002 reflects increases over the comparable quarter of 38% in European content per vehicle, 2% in North American content per vehicle, and 16% in tooling and other automotive sales. During the second quarter of 2002, North American vehicle production increased approximately 7% and European vehicle production decreased approximately 4% from the comparable period.

Sales at MEC for the second quarter were $128 million, an increase of approximately 13% over the second quarter of 2001.

The Company earned record net income from operations for the quarter ended June 30, 2002 of $170 million, representing an increase over the comparable quarter of 7% or $11 million, of which $5 million relates to the elimination of amortization of goodwill and indefinite life intangible assets. Net income for the quarter ended June 30, 2002 was $159 million.

Diluted earnings per share from operations were a record $1.81 for the quarter ended June 30, 2002, compared to $1.64 in the quarter ended June 30, 2001, an increase of 10% or $0.17, of which $0.05 relates to the elimination of amortization of goodwill and indefinite life intangible assets.   Diluted earnings per share for the quarter ended June 30, 2002 were $1.63.

Cash generated from operations before changes in non-cash working capital during the second quarter of 2002 was a record $303 million. Total investment activities for the second quarter of 2002 were $205 million, including $151 million in fixed assets, $52 million in investments and other assets, and $2 million to purchase subsidiaries.

SIX MONTHS ENDED JUNE 30, 2002

Sales for the six months ended June 30, 2002 were a record $6.4 billion, an increase of 13% over the six months ended June 30, 2001.

The Company earned record net income from operations in the six months ended June 30, 2002 of $323 million, representing an increase over the six months ended June 30, 2001 of 7% or $20 million, of which $9 million relates to the elimination of amortization of goodwill and indefinite life intangible assets. Net income for the six months ended June 30, 2002 was $312 million.

Diluted earnings per share from operations were a record $3.45 for the six months ended June 30, 2002, compared to $3.21 in the six months ended June 30, 2001, an increase of 7% or $0.24, of which $0.10 relates to the elimination of amortization of goodwill and indefinite life intangible assets. Diluted earnings per share for the six months ended June 30, 2002 were $3.33.

During the six months ended June 30, 2002 cash generated from operations before changes in non-cash working capital was a record $593 million. Total investment activities for the six months were $341 million, including $274 million in fixed assets, $64 million in investments and other assets, and $3 million to purchase subsidiaries.

Belinda Stronach, Magna's President and Chief Executive Officer commented "We are pleased with our continued strong results for the second quarter of 2002 and for the first half of the year. Furthermore, the strategic acquisitions of Eurostar and Donnelly are important steps in implementing Magna's strategy of disciplined profitable growth for the future."

OTHER MATTERS

The Company also announced that its Board of Directors today declared its regular quarterly dividend with respect to its outstanding Class A Subordinate Voting Shares and Class B Shares for the fiscal quarter ended June 30, 2002. The dividend of U.S. $0.34 per share is payable on September 16, 2002 to shareholders of record on August 30, 2002.

The Company also announced today that The Toronto Stock Exchange and the New York Stock Exchange have accepted notices of the Company's intention to purchase for cancellation up to 3,250,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid will commence on August 12, 2002 and will expire no later than August 11, 2003. The Company will not purchase any Class A Subordinate Voting Shares during the period commencing on the effective date of the Company's Form F-4 Registration Statement in connection with the acquisition of Donnelly Corporation and ending on the date on which such transaction is closed following receipt of shareholder approval. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of U.S.$200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid. As of July 31, 2002, the Company had 89,181,398 Class A Subordinate Voting Shares issued and outstanding and its public float consisted of 80,110,662 Class A Subordinate Voting Shares.

2002 OUTLOOK

The Company remains cautious about North American and European vehicle production volumes in the second half of 2002 due to uncertainty about general economic conditions.

For the third quarter of fiscal 2002, the Company expects average dollar content per vehicle to range between $425 and $440 in North America and between $215 and $235 in Europe. In addition, the Company has assumed that third quarter fiscal 2002 vehicle volumes will be approximately 3.8 million units in North America and 3.6 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the third quarter of fiscal 2002 to be between $2.6 billion and $2.8 billion and diluted earnings per share from operations to be in the range of $1.10 to $1.30.

The Company expects full year fiscal 2002 average dollar content per vehicle to range between $425 and $440 in North America and between $215 and $235 in Europe. Further, the Company is forecasting fiscal 2002 production volumes of approximately 16.3 million units in North America and approximately 16.2 million units in Europe. Based on expected average dollar content per vehicle in North America and Europe, the above volume assumptions and anticipated tooling and other automotive sales, Magna expects its automotive sales for the full year fiscal 2002 to range from $11.5 billion to $12.3 billion, compared to fiscal 2001 automotive sales of $10.5 billion. In addition, diluted earnings per share from operations for fiscal 2002 are expected to be in the range of $5.90 to $6.20, compared to fiscal 2001 earnings per share from operations of $5.77, adjusted to reflect the elimination of amortization of goodwill and indefinite life intangible assets.

In addition, the Company expects that full year fiscal 2002 spending for fixed assets for its automotive business will be in the range of $650 million to $700 million, compared to $486 million in fiscal 2001.

Magna, one of the most diversified automotive suppliers in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Mexico, South America and Asia. Magna's products include: interior products, including complete seats, instrument and door panel systems and sound insulation, and closure systems through Intier Automotive Inc.; stamped, hydroformed and welded metal parts and assemblies through Cosma International; exterior and interior mirror systems through Magna Mirror Systems; a variety of plastic parts and exterior decorative systems including body panels and fascias through Decoma International Inc.; various engine, powertrain and fueling and cooling components through Tesma International Inc.; and a variety of drivetrain components and complete vehicle engineering and assembly through Magna Steyr. Magna's non-automotive activities are conducted through Magna Entertainment Corp.

Magna has over 65,000 employees in 176 manufacturing operations and 43 product development and engineering centres in 19 countries.

Magna will hold a conference call for interested analysts and shareholders to discuss the second quarter results and other developments on Wednesday, August 7, 2002 at 5:00 p.m. EST. The number to use for this call is 1-888-433-1680. Please call in 10 minutes prior to the conference call. The number for overseas callers is 1-416-641-6450. Magna will also webcast the conference call at www.magna.com. The conference call will be chaired by Vincent J. Galifi, Executive Vice-President, Finance and Chief Financial Officer.

For further information: please contact Vincent Galifi or Louis Tonelli at (905) 726-7100. For teleconferencing questions, please call (905) 726-7103.

This press release may contain "forward looking statements" within the meaning of applicable securities legislation. Such statements involve certain risks, assumptions and uncertainties which may cause the Company's actual future results and performance to be materially different from those expressed or implied in these statements. These risks, assumptions and uncertainties include, but are not limited to: global economic conditions causing decreases in production volumes; price reduction pressures; pressure to absorb certain fixed costs; increased warranty, recall and product liability risk; dependence on outsourcing by automobile manufacturers; rapid technological and regulatory change; crude oil and energy prices; dependence on certain vehicle product lines; fluctuations in relative currency values; unionization activity; threat of work stoppages; the competitive nature of the auto parts supply market; program cancellations, delays in launching new programs and delays in constructing new facilities; changes in governmental regulations; the impact of environmental regulations; and other factors as set out in the Company's Form 40-F for its financial year ended December 31, 2001 and subsequent SEC filings. The Company disclaims any intention and undertakes no obligation to update or revise any forward-looking statements to reflect subsequent information, events or circumstances or otherwise.

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

[Unaudited]
[United States dollars in millions, except per share figures]

	Six months ended		Three months ended	
	June 30, 2002	June 30, 2001	**June 30, 2002**	June 30, 2001
		[restated, see note 2]		*[restated, see note 2]*
Sales:				
Automotive	**$ 6,017**	$ 5,322	**$ 3,145**	$ 2,704
Magna Entertainment Corp.	**377**	358	**128**	113
	6,394	5,680	**3,273**	2,817
Automotive costs and expenses:				
Cost of goods sold	**4,931**	4,317	**2,569**	2,177
Depreciation and amortization	**202**	197	**103**	97
Selling, general and administrative	**372**	343	**192**	171
Interest expense (income), net	**—**	3	**(1)**	2
Equity income	**(11)**	(9)	**(7)**	(6)
Magna Entertainment Corp. costs and expenses	**343**	316	**126**	109
Operating income - automotive	**523**	471	**289**	263
Operating income - Magna Entertainment Corp.	**34**	42	**2**	4
Operating income	**557**	513	**291**	267
Other income (loss) *[note 4]*	**(11)**	42	**(11)**	42
Income before income taxes and minority interest	**546**	555	**280**	309
Income taxes *[note 5]*	**190**	170	**98**	82
Minority interest	**44**	28	**23**	14
Net income	**$ 312**	$ 357	**$ 159**	$ 213
Financing charges on Preferred Securities and other paid-in capital	**$ (16)**	$ (24)	**$ (7)**	$ (12)
Foreign exchange loss on the redemption of the 4.875% Convertible Subordinated Debentures *[note 6]*	**(11)**	—	**(11)**	—
Net income available to Class A Subordinate Voting and Class B Shareholders	**285**	333	**141**	201
Retained earnings, beginning of period	**2,220**	1,789	**2,332**	1,906
Dividends on Class A Subordinate Voting and Class B Shares	**(57)**	(53)	**(28)**	(26)
Distribution on transfer of business to subsidiary *[note 7]*	**—**	14	**—**	—
Cumulative adjustment for change in accounting policy related to foreign currency translation *[note 2]*	**(3)**	(2)	**—**	—
Adjustment for change in accounting policy related to goodwill *[notes 2 and 3]*	**(42)**	—	**(42)**	—
Retained earnings, end of period	**$ 2,403**	$ 2,081	**$ 2,403**	$ 2,081
Earnings per Class A Subordinate Voting or Class B Share *[note 3]*:				
Basic	**$ 3.37**	$ 4.24	**$ 1.64**	$ 2.56
Diluted	**$ 3.33**	$ 3.81	**$ 1.63**	$ 2.24
Cash dividends paid per Class A Subordinate Voting or Class B Share	**$ 0.68**	$ 0.68	**$ 0.34**	$ 0.34
Average number of Class A Subordinate Voting and Class B Shares outstanding during the period [in millions]:				
Basic	**84.5**	78.6	**85.5**	78.6
Diluted	**90.8**	91.8	**86.2**	92.0

MAGNA INTERNATIONAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]
[United States dollars in millions]

	Six months ended		Three months ended	
	June 30, 2002	June 30, 2001	**June 30, 2002**	June 30, 2001
		[restated, see note 2]		*[restated, see note 2]*
Cash provided from (used for):				
OPERATING ACTIVITIES				
Net income	**$ 312**	$ 357	**$ 159**	$ 213
Items not involving current cash flows	**281**	188	**144**	63
	593	545	**303**	276
Changes in non-cash working capital	**150**	(103)	**71**	(121)
Increase in deferred revenue	**69**	—	**68**	—
	812	442	**442**	155
INVESTMENT ACTIVITIES				
Fixed asset additions	**(274)**	(215)	**(151)**	(113)
Purchase of subsidiaries	**(3)**	(24)	**(2)**	(24)
Increase in investments	**(3)**	(8)	**(4)**	(5)
Increase in other assets	**(61)**	(13)	**(48)**	(10)
Proceeds from disposition of investments and other	**16**	63	**7**	39
	(325)	(197)	**(198)**	(113)
FINANCING ACTIVITIES				
Net repayments of debt	**(103)**	(27)	**(50)**	(18)
Repayments of debentures' interest obligations	**(12)**	(18)	**(2)**	(8)
Preferred Securities distributions	**(12)**	(15)	**(5)**	(8)
Redemption of Subordinated Debentures by subsidiary	**—**	(34)	**—**	(34)
Issues of Class A Subordinate Voting Shares	**19**	12	**3**	12
Issues of shares by subsidiaries	**144**	112	**143**	112
Dividends paid to minority interests	**(6)**	(4)	**(3)**	(2)
Dividends	**(57)**	(53)	**(28)**	(26)
	(27)	(27)	**58**	28
Effect of exchange rate changes on cash and cash equivalents	**33**	(14)	**34**	4
Net increase in cash and cash equivalents during the period	**493**	204	**336**	74
Cash and cash equivalents, beginning of period	**890**	620	**1,047**	750
Cash and cash equivalents, end of period	**$ 1,383**	$ 824	**$ 1,383**	$ 824

MAGNA INTERNATIONAL INC.
CONSOLIDATED BALANCE SHEETS

[Unaudited]
[United States dollars in millions]

	June 30, 2002	December 31, 2001
		[restated, see note 2]
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,383	$ 890
Accounts receivable	1,925	1,752
Inventories	900	842
Prepaid expenses and other	69	74
	4,277	3,558
Investments	104	88
Fixed assets, net	3,795	3,595
Goodwill, net *[note 3]*	220	259
Future tax assets	113	114
Other assets	376	287
	$ 8,885	$ 7,901
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Bank indebtedness	$ 241	$ 308
Accounts payable	1,710	1,435
Accrued salaries and wages	266	228
Other accrued liabilities	207	158
Income taxes payable	63	62
Long-term debt due within one year	45	54
	2,532	2,245
Deferred revenue	87	16
Long-term debt	246	244
Debentures' interest obligation *[note 6]*	43	114
Other long-term liabilities	99	85
Future tax liabilities	292	274
Minority interest	649	441
	3,948	3,419
Shareholders' equity:		
Capital stock		
Class A Subordinate Voting Shares *[note 6]*		
[issued: 89,181,398; December 31, 2001 - 82,244,518]	2,187	1,682
Class B Shares		
[convertible into Class A Subordinate Voting Shares]		
[issued: 1,096,509; December 31,2001 – 1,097,009]	1	1
Preferred Securities	277	277
Other paid-in capital *[note 6]*	62	463
Retained earnings	2,403	2,217
Currency translation adjustment	7	(158)
	4,937	4,482
	$ 8,885	$ 7,901

Commitments and contingencies *[note 12]*

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1. Basis of Presentation

The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the 2001 annual consolidated financial statements, except as described in note 2.

The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2001 annual consolidated financial statements.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at June 30, 2002 and the results of operations and cash flows for the six month and three month periods ended June 30, 2002 and 2001.

2. Accounting Changes

[a] In December 2001, The Canadian Institute of Chartered Accountants ["CICA"] amended Handbook Section 1650 "Foreign Currency Translation". Effective January 1, 2002, the Company adopted these new recommendations on a retroactive basis. The most significant change under the new recommendations is to eliminate the deferral and amortization method for unrealized translation gains and losses on long-term monetary assets and liabilities. Unrealized translation gains and losses on long-term monetary assets and liabilities are now reflected in income.

The retroactive changes to the consolidated statement of income for the six month and three month periods ended June 30, 2002 are as follows:

	Six months ended June 30, 2001	Three months ended June 30, 2001
Decrease in selling, general and administrative	$ (1)	$ (6)
Increase in operating income	1	6
Increase in income taxes	—	2
Increase in net income	$ 1	$ 4

In addition, for the six month and three month periods ended June 30, 2001, basic earnings per Class A Subordinate Voting or Class B Share increased $0.01 and $0.05, respectively.

The retroactive changes to the consolidated statement of cash flows for the six month and three month periods ended June 30, 2002 are as follows:

	Six months ended June 30, 2001	Three months ended June 30, 2001
Increase in net income	$ 1	$ 4
Decrease in items not involving cash flows	$ (1)	$ (4)

The retroactive changes to the consolidated balance sheet as at December 31, 2001 are as follows:

Decrease in other assets	$ (5)
Decrease in future tax liabilities	$ (2)
Decrease in retained earnings	$ (3)

[b] In August 2001, the CICA issued Handbook Section 1581, "Business Combinations" ["CICA 1581"] and Handbook Section 3062, "Goodwill and Other Intangible Assets" ["CICA 3062"]. CICA 1581 requires that all business combinations initiated after June 30, 2001 be accounted for using the purchase method of accounting. In addition, CICA 1581 provides new criteria to determine when an acquired intangible asset should be recognized separately from goodwill.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

CICA 3062 requires the application of the non-amortization rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. CICA 3062 also requires the application of impairment rules for existing goodwill and intangible assets which meet the criteria for indefinite life, beginning with fiscal years starting after December 15, 2001. In all cases, the standard must be adopted at the beginning of a fiscal year.

Prior to the current standard coming into effect, goodwill impairment was assessed based on the estimated future undiscounted cash flows for the business to which goodwill relates. Under CICA 3062, goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to the underlying carrying value of the reporting unit's net assets, including goodwill. Under CICA 3062, upon initial adoption of the goodwill valuation standards, any writedown of goodwill that is a result of an identified impairment is charged to opening retained earnings at January 1, 2002. Thereafter, goodwill must be assessed for impairment on an annual basis and any required writedown would be charged against earnings.

Effective January 1, 2002, the Company adopted these new recommendations prospectively without restatement of any comparable period *[see note 3]*.

[c] In November 2001, the CICA issued Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments". CICA 3870 requires that all stock-based awards granted to non-employees must be accounted for at fair value. The new standard also encourages, but does not require, the use of the fair value method for all stock-based compensation paid to employees. Specifically, the fair value method does not have to be applied to option plans where the only choice is for the employee to pay the exercise price and obtain stock. The new standard only applies to awards granted after the adoption date. The Company has prospectively adopted CICA 3870 effective January 1, 2002 and has elected to continue accounting for employee stock options using the intrinsic value method. The adoption of CICA 3870 had no effect on the Company's reported earnings for the six month period ended June 30, 2002 *[see note 10]*.

3. Goodwill and Other Assets

[a] In accordance with the new recommendations of the CICA, the Company no longer records amortization expense for goodwill and indefinite life intangible assets. On an adjusted basis, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share at June 30, 2002 would have been as follows:

	Six months ended June 30, 2001		Three months ended June 30, 2001	
Net income as reported	$	357	$	213
Restatement to eliminate amortization of goodwill and indefinite life intangible assets		9		5
Adjusted net income	$	366	$	218
Basic earnings per share as reported	$	4.24	$	2.56
Restatement to eliminate amortization of goodwill and indefinite life intangible assets		0.11		0.06
Adjusted basic earnings per share	$	4.35	$	2.62
Diluted earnings per share as reported	$	3.81	$	2.24
Restatement to eliminate amortization of goodwill and indefinite life intangible assets		0.10		0.05
Adjusted diluted earnings per share	$	3.91	$	2.29

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[b] In accordance with the new recommendations of the CICA, the Company completed its initial review of goodwill impairment in June of 2002. Based on this review, the Company recorded a goodwill writedown of $51 million, of which $15 million related to Decoma International Inc.'s ["Decoma"] U.K. reporting unit and $36 million related to Intier Automotive Inc.'s ["Intier"] European seating and latching systems reporting units. Of the total goodwill writedown of $51 million, $42 million was charged against January 1, 2002 opening retained earnings representing Magna's ownership interest in the writedowns of Decoma and Intier. The balance of the goodwill writedown of $9 million has been reflected as a reduction in the opening minority interest.

The Company has performed the required impairment test for indefinite life intangibles, represented by racing licenses held by Magna Entertainment Corp. ["MEC'], and has determined that no impairment charge is required.

4. Other Income

[a] In April 2002, MEC completed a public offering by issuing 23 million shares of its Class A Subordinate Voting Stock for aggregate cash consideration, net of share issue expenses, of $142 million. The Company recognized a loss of $11 million from its ownership dilution arising from the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

[b] In April 2001, MEC issued 3.2 million shares of Class A Subordinate Voting Stock of MEC to complete the acquisition of certain businesses *[see note 8]*. The Company incurred a loss of $7 million from its ownership dilution on the issue. The loss incurred was not subject to income taxes as the issue was completed on a primary basis by MEC.

[c] In June 2001, Decoma, a publicly traded subsidiary of the Company, completed a public offering by issuing 16.1 million Decoma Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of $111 million. The Company recognized a gain of $49 million from its ownership dilution arising from the issue. The gain realized was not subject to income taxes as the issue was completed on a primary basis by Decoma.

5. Income Taxes

During the second quarter of fiscal 2001, the Company recorded a future income tax recovery of $12 million related to the reduction of enacted income tax rates in Canada.

6. Redemption of the 4.875% Convertible Subordinated Debentures

On May 2, 2002, the Company called for redemption of the 4.875% Convertible Subordinated Debentures effective June 6, 2002. Prior to June 6, 2002, an aggregate $29 million principal amount of such debentures was converted into 389,719 Class A Subordinate Voting Shares. The balance of the $451 million principal amount that remained outstanding was redeemed by issuing 6,155,863 Class A Subordinate Voting Shares.

On redemption, the Company incurred a foreign exchange loss of $11 million related to the equity component of the 4.875% Convertible Subordinated Debentures. Accordingly, such amount was recorded as a charge to retained earnings. In accordance with the recommendations of the CICA, the foreign exchange loss of $11 million has been recorded as a charge to income available to Class A Subordinate Voting or Class B Shareholders and reflected in the calculation of basic and diluted earnings per share.

7. Distribution on Transfer of Business to Subsidiary

In January 2001, Decoma purchased Magna Exterior Systems ["MES"] and the remaining 60% of Decoma Exterior Trim ["DET"] owned by Magna. The aggregate purchase price paid by Decoma was $203 million which was satisfied in cash by $3 million, through the issuance of 8,333,333 Decoma Class A Subordinate Voting Shares and 2,000,000 5.75% convertible, redeemable and retractable Decoma preferred shares. In addition, Decoma assumed the debt of MES and DET owing to the Company which totalled $220 million at the closing date. Given that the proceeds received from Decoma exceeded the net book value of the Company's investment in MES and DET on the transaction date, the minority interest portion of such excess has been recorded as a distribution on the transfer of MES and DET to Decoma. Such distribution also includes the effect of the increase in Magna's equity interest in Decoma as a result of this transaction, from approximately 89% to approximately 91%. The distribution on the transfer of MES and DET to Decoma has been recorded in the consolidated retained earnings of the Company.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

8. Business Acquisition

In April 2001, MEC completed the acquisition of Ladbroke Racing Pennsylvania Inc. and Sport Broadcasting, Inc. [collectively the "Ladbroke Companies"] for total consideration of $48 million [net of cash acquired of $7 million]. In accordance with the terms of the agreement, $21 million of the purchase price was paid in cash, $13 million was satisfied through the issuance of 3.2 million shares of Class A Subordinate Voting Stock of MEC and the balance was satisfied through the issuance of two promissory notes that are payable on the first and second anniversaries of closing, respectively. The promissory notes bear interest at 6% per annum. The Ladbroke Companies include account wagering operations, The Meadows harness track and four off-track betting facilities.

9. Capital Stock

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all dilutive instruments outstanding at June 30, 2002 were exercised:

Class A Subordinate Voting and Class B Shares outstanding at June 30, 2002	90.3
Stock options	3.5
	93.8

The above amounts exclude Class A Subordinate Voting Shares issuable, at the Company's option, to settle the 7.08% subordinated debentures and Preferred Securities on redemption or maturity.

10. Stock Based Compensation

The Company does not recognize compensation expense for its outstanding fixed price stock options. Under CICA 3870, the Company is now required to disclose compensation expense for fixed price stock options issued subsequent to January 1, 2002, assuming compensation expense for the stock option plan had been determined based upon the fair value at the grant date, consistent with the methodology prescribed by the CICA.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk free interest rate	5%
Expected dividend yield	1.45%
Expected volatility	24%
Expected time until exercise	4 years

The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of highly subjective assumptions, including future stock price volatility and expected time until exercise. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

For purposes of pro forma disclosures, the Company's net income and basic and diluted earnings per Class A Subordinate Voting or Class B Share for the six months and three months ended June 30, 2002 would have been as follows:

	Six months ended June 30, 2002	Three months ended June 30, 2002
Pro forma net income	$ 303	$ 157
Pro forma earnings per Class A Subordinate Voting or Class B Share		
Basic	$ 3.27	$ 1.62
Diluted	$ 3.23	$ 1.61

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

The weighted average fair value of options granted during the six months and three months ended June 30, 2002 was:

	Six months ended June 30, 2002	Three months ended June 30, 2002
	$ 15.76	$ 16.15

11. Segmented Information

	Six months ended June 30, 2002			Six months ended June 30, 2001		
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 1,103	$ 100	$ 501	$ 966	$ 65	$ 484
Intier Automotive Inc.	1,875	74	438	1,672	49	389
Tesma International Inc.	452	47	280	400	43	224
Wholly Owned Automotive Operations						
Magna Steyr	943	15	377	698	12	294
Cosma International and Other Automotive Operations	1,697	197	823	1,646	216	797
Corporate and other	(53)	90	771	(60)	86	766
Total Automotive Operations	6,017	523	3,190	5,322	471	2,954
MEC	377	34	605	358	42	569
Total reportable segments	$ 6,394	$ 557	3,795	$ 5,680	$ 513	3,523
Current assets			4,277			3,502
Investments, goodwill and other assets			813			714
Consolidated total assets			$ 8,885			$ 7,739

	Three months ended June 30, 2002			Three months ended June 30, 2001		
	Total sales	Operating income	Fixed assets, net	Total sales	Operating income	Fixed assets, net
Public Automotive Operations						
Decoma International Inc.	$ 588	$ 60	$ 501	$ 507	$ 40	$ 484
Intier Automotive Inc.	996	48	438	851	34	389
Tesma International Inc.	241	26	280	211	25	224
Wholly Owned Automotive Operations						
Magna Steyr	464	5	377	340	5	294
Cosma International and Other Automotive Operations	881	101	823	827	112	797
Corporate and other	(25)	49	771	(32)	47	766
Total Automotive Operations	3,145	289	3,190	2,704	263	2,954
MEC	128	2	605	113	4	569
Total reportable segments	$ 3,273	$ 291	3,795	$ 2,817	$ 267	3,523
Current assets			4,277			3,502
Investments, goodwill and other assets			813			714
Consolidated total assets			$ 8,885			$ 7,739

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12. Commitments and Contingencies

[a] On June 25, 2002, the Company entered into a definitive merger agreement with Donnelly Corporation ["Donnelly"], the second largest global supplier of exterior and interior mirrors to the automotive industry, pursuant to which Donnelly will become a wholly-owned subsidiary of Magna. The transaction is structured as a merger of a wholly-owned subsidiary of Magna with Donnelly in which Donnelly Class A and Class B shareholders will receive Magna Class A Subordinate Voting Shares with a value of $28 per Donnelly share, as long as the average trading price on the New York Stock Exchange of Magna Class A Subordinate Voting Shares for the twenty trading days ending on the second day before closing is between $61 and $80 per share. The purchase price represents total consideration of approximately $320 million plus the assumption of approximately $95 million of interest-bearing debt. Closing of the transaction is subject to receipt of antitrust and other regulatory approvals as well as approval of two-thirds of the votes cast at a shareholders meeting to be called by Donnelly to approve the transaction.

[b] On March 6, 2002, MEC entered into an agreement with Lone Star Race Park, Ltd. and LSJC Development Corporation to acquire substantially all the operations and related assets of Lone Star Park at Grand Prairie, a Thoroughbred and American Quarter Horse racetrack located near Dallas, Texas. The acquired assets include the rights under a long-term lease of Lone Star park and a related purchase option exercisable at termination of the lease in 2027. The purchase price of the acquisition will be satisfied by the payment of $80 million in cash and the assumption of certain liabilities, including the Lone Star Park capital lease obligation of approximately $19 million, subject to usual adjustments at closing. The transaction is expected to close in the third quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

[c] On June 4, 2002, MEC entered into an agreement to acquire all the shares of Flamboro Downs Holdings Limited, the owner and operator of Flamboro Downs, a harness racetrack located near Hamilton, Ontario, 45 miles west of Toronto. Flamboro Downs also houses a gaming facility with 752 slot machines operated by the Ontario Lottery and Gaming Corporation. Pursuant to an agreement with the Ontario Lottery and Gaming Corporation, Flamboro Downs receives 20% of the "net win" (slot machine revenues minus payout to slot players), with one-half of that amount added to purses and the other half being retained by Flamboro Downs. The acquisition cost, which is subject to the usual adjustments at closing, is expected to be approximately $47 million, and will be satisfied by a vendor take-back mortgage of approximately $26 million with the remainder in cash. The transaction is expected to close in the third quarter of 2002, subject to certain conditions, including the receipt of regulatory approvals.

13. Subsequent Events

[a] On July 11, 2002, Magna Steyr completed the previously announced purchase of DaimlerChrysler's Eurostar facility in Austria. The purchase price was satisfied by the payment of euro 90 million in cash. In addition to the cash payment, contingent consideration, to a maximum of euro 20 million, may become payable depending on the outcome of certain future events. Magna Steyr will use the Eurostar facility to assemble the BMW E83 (X3) commencing in the fourth quarter of 2003.

[b] On July 15, 2002, MEC announced that it had signed agreements to form an alliance with the DeFrancis family to own and operate Pimlico Race Course and Laurel Park, which are operated under the trade name "Maryland Jockey Club" ["MJC"]. The aggregate purchase price is expected to be approximately $51 million in cash, subject to normal closing adjustments. The closing of the transaction is expected to occur in the fall of 2002, subject to regulatory approvals and legislative review.

[c] On July 18, 2002, Tesma completed a public offering by issuing 2.85 million of its Class A Subordinate Voting Shares for aggregate cash consideration, net of share issue expenses, of approximately Cdn$96 million. Magna expects to incur a gain of approximately $13 million from its ownership dilution on the issue.

[d] On August 2, 2002, the Company received notice that a securities Class action lawsuit had been commenced by Arthur Cohen against the Company, its wholly owned subsidiary Magna Mirrors Acquisition Corp., Donnelly Corporation, and the directors of Donnelly Corporation regarding the proposed acquisition of Donnelly Corporation.

MAGNA INTERNATIONAL INC.
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]
[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

[e] On August 7, 2002, the Company announced that The Toronto Stock Exchange ["TSX"] and the New York Stock Exchange ["NYSE"] have accepted notices of the Company's intention to purchase for cancellation up to 3,250,000 of its Class A Subordinate Voting Shares, representing less than 5% of the Company's issued and outstanding Class A Subordinate Voting Shares, pursuant to a normal course issuer bid. The Company's bid will commence on August 12, 2002 and will expire no later than August 11, 2003. The Company will not purchase any Class A Subordinate Voting Shares during the period commencing on the effective date of the Company's Form F-4 Registration Statement in connection with the acquisition of Donnelly Corporation and ending on the date on which such transaction is closed following receipt of shareholder approval. All purchases of Class A Subordinate Voting Shares will be made at the market price at the time of purchase in accordance with the by-laws, rules and policies of the TSX and the NYSE, subject to a maximum aggregate expenditure of U.S.$200 million. The actual number of Class A Subordinate Voting Shares and the timing of any purchases will be determined by the Company. The Company will not purchase any of its Class B Shares pursuant to the bid. As of July 31, 2002, the Company had 89,181,398 Class A Subordinate Voting Shares issued and outstanding and its public float consisted of 80,110,662 Class A Subordinate Voting Shares.

14. Comparative Figures

Certain of the comparative figures have been reclassified to conform to the current period's method of presentation.